Exhibit 99.1

Statement Regarding a Claim filed by a US Dealer Against FCA US
Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) Fiat Chrysler Automobile N.V. (FCA) has become aware that a lawsuit has been filed against FCA US LLC (FCA US) by a dealer in the U.S. alleging that FCA US offered it financial incentives to falsely report vehicle sales by reporting retail unit sales in one month and reversing them in the following month.
While the lawsuit has not yet been served on FCA US, the company believes that the claim is without merit and was filed by internal counsel to the dealer group as FCA US has concurrently been discussing with the dealer group the need to meet its obligations under some of its dealer agreements.
The company is confident in the integrity of its business processes and dealer arrangements and intends to defend this action vigorously.
London, 14 January 2016

This press release contains forward-looking statements. These statements are based on current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors most of which are outside of the control of FCA.

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